                                                                                        (all amounts are in  U.S. dollars except where otherwise indicated)

Gildan Activewear Reports First Quarter 2016 Results and Reconfirms Guidance for 2016

•	Adjusted EPS of $0.28 for the first quarter, up 17%
•	Net sales of $593 million, in line with Company expectations
•	Adjusted operating margins up 310 basis points over prior year quarter
•	Company announces definitive agreement for acquisition of Alstyle Apparel, LLC

Montreal, Wednesday, May 4, 2016 – Gildan Activewear Inc. (GIL: TSX and NYSE) today announced its results for the three months ended April 3, 2016, reconfirmed its guidance for 2016 and also announced it had entered into a definitive agreement to acquire Alstyle Apparel, LLC (Alstyle).

Gildan’s performance in the first quarter of the year was in line with management expectations.  Printwear sales reflected positive point of sales growth offset by the anticipated impact of lower inventory replenishment by distributors. In Branded Apparel, strong sales of Gildan® branded products were offset by the Company’s decision to exit certain private label programs, and lower Gold Toe® sales reflecting weakness in the department stores and national chains channel. The Company achieved strong earnings growth, up 17% in the quarter, despite lower sales, and drove an adjusted operating margin expansion in excess of 300 basis points. The strong earnings performance was driven by manufacturing cost savings generated from Gildan’s continuous investment in vertical manufacturing, including its yarn spinning initiative, together with lower raw material and other input costs. The Company is well-positioned to deliver strong sales growth in the second half of the year as it starts to benefit from increased shelf space gains and new retail programs secured for 2016. The anticipated impact from lower distributor inventory replenishment will be behind it and the impact from exiting private label programs will subside through the course of the year.

Consolidated Results
Consolidated net sales in the first quarter of 2016, amounted to $593.3 million, down 6.7% compared to the first calendar quarter of 2015, reflecting sales decreases of 9.1% in the Printwear segment and 1.8% in Branded Apparel. The decline in consolidated sales was mainly due to anticipated unfavourable impacts from lower distributor inventory replenishment, the Company’s decision to exit certain non-core retailer private label programs, as well as lower Printwear net selling prices and unfavourable product-mix. In addition, net sales were negatively affected by an approximate $7 million impact resulting from foreign currency exchange due to a stronger U.S. dollar compared to the same period last year. These factors more than offset the benefit of positive sell-through of the Company’s products in U.S. and international printwear markets and increased Branded Apparel sales outside of private label programs.

Gildan generated consolidated gross margins of 26.4% in the quarter, 440 basis points higher than in the first quarter last year due primarily to manufacturing cost savings, reflecting the benefit from the Company’s investments in yarn spinning and other capital projects, and lower raw material and other input costs.  SG&A expenses of $79.2 million in the quarter were up slightly compared to the prior year period. Adjusted operating margins in the first quarter of 2016 increased 310 basis points to 13.0% compared to the same quarter last year.

Net earnings totaled $63.2 million or $0.26 per share on a diluted basis for the three months ended April 3, 2016, compared with net earnings of $56.0 million or $0.23 per share for the three months ended April 5, 2015. Excluding after-tax restructuring and acquisition-related costs of $5.8 million in the quarter and $1.5 million in the same quarter last year, Gildan reported adjusted net earnings of $69.0 million, up from $57.5 million in the prior year quarter.  Adjusted diluted EPS of $0.28 per share for the first quarter of 2016 was up 17% over the same quarter in 2015. The increase in adjusted net earnings was mainly due to the 22.6% increase in adjusted operating income, partly offset by higher financial charges.

The first quarter is typically a quarter during which cash is used to build seasonal working capital. Gildan consumed $58.4 million in free cash flow in the first quarter of 2016 compared to $108.0 million of free cash consumed in the same quarter last year. The $49.6 million improvement in free cash flow consumed was mainly due to a decrease in capital expenditures primarily as a result of lower yarn spinning investments.  Capital expenditures of $38.0 million for the quarter related primarily to investments for the completion of the Company’s new yarn-spinning facility in Mocksville, NC, and textile and sewing capacity expansion projects. Gildan ended the quarter with net debt of $530.5 million.  During the first quarter of 2016, the Company repurchased 5.2 million shares under its NCIB which it initiated on February 26, 2016 at a total cost of $140.1 million. Gildan’s net debt leverage ratio at the end of the quarter was 1.0 times adjusted EBITDA.

Segmented Operating Results
Net sales for the Printwear segment for the first quarter of 2016 amounted to $392.1 million, down from $431.3 million in the same quarter last year.  The decline in Printwear sales reflected the anticipated impact of lower inventory replenishment by distributors which more than offset the impact of positive point of sales growth, lower net selling prices, combined with unfavourable product-mix due to a lower proportion of fleece sales and the negative impact of foreign exchange rates.

Operating income in Printwear for the three months ended April 3, 2016 totalled $85.2 million, up 1.4% from the same period last year. Operating margins for Printwear were 21.7%, up 220 basis points compared to the same quarter in 2015. The increase was mainly due to manufacturing cost savings and raw material and other input costs which more than offset the impact of lower volumes and net selling prices, unfavourable product-mix and the negative impact of foreign currency exchange rates.

Net sales for the Branded Apparel segment in the quarter were $201.2 million, down slightly from $204.9 million in the first calendar quarter of 2015. Growth in Gildan® branded sales was more than offset by the impact from the exit of certain private label programs, and lower Gold Toe® sales reflecting the continued weakness in the department store and national chain channels, which also contributed to unfavorable mix in the quarter.

Operating income in Branded Apparel increased to $14.9 million in the three months ended April 3, 2016, up significantly compared to $2.2 million in the same quarter last year.  Branded Apparel operating margins increased to 7.4%, up 630 basis points from the first calendar quarter of 2015. The significant improvement in Branded Apparel operating margins was attributable to the benefit of manufacturing cost savings, lower raw material and other input costs, and the non-recurrence of transitional manufacturing costs in the prior year quarter.

Outlook
For full year 2016, the Company continues to project adjusted diluted EPS to be in the range of $1.50-$1.60 on projected consolidated net sales in excess of $2.6 billion, comprised of Printwear sales in excess of $1.6 billion and Branded Apparel sales in excess of $1.0 billion. The Company’s guidance does not reflect the planned acquisition of Alstyle, which is expected to close before the end of June.  The Company will update its guidance to include the impact of the Alstyle acquisition following the closing of the transaction. While the acquisition is expected to be slightly accretive to earnings per share in 2016, strong integration synergies are expected to flow through from this transaction in 2017 and 2018.

Declaration of quarterly dividend
The Board of Directors has declared a cash dividend of U.S. $0.078 per share, payable on June 13, 2016 to shareholders of record on May 19, 2016. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

Normal course issuer bid
Pursuant to the initiation of the normal course issuer bid (NCIB) which began February 26, 2016 and expires February 25, 2017, the Company is authorized to purchase for cancellation up to 12,192,814 outstanding common shares of the Company, representing approximately 5% of the Company’s issued and outstanding common shares. During the three months ended April 3, 2016, the Company had repurchased for cancellation a total of 5.2 million common shares at a total cost of $140.1 million, of which a total of 4.0 million common shares were repurchased by way of private agreements with arm’s length third party sellers. Additionally, the Company repurchased 3.4 million common shares during the month of April through open market purchases.

Disclosure of outstanding share data
As at April 29, 2016, there were 235,758,952 common shares issued and outstanding along with 1,878,071 stock options and 285,951 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

Conference call information
Gildan Activewear Inc. will hold a conference call to discuss first quarter 2016 results and its business outlook today at 5:00 pm (Eastern).  A live audio webcast of the conference call will be available on Gildan's website at: http://www1.gildan.com/corporate/IR/webcastPresentations.cfm. To access the conference call dial toll-free 1-800- 447-0521 (Canada & U.S.) or (847) 413-3238 (international) and enter passcode 41044721. A replay will be available for 30 days by dialing toll-free 1-888-843-7419 (Canada & U.S.) or (630) 652-3042 (international) and entering the same passcode.

Notes
This release should be read in conjunction with Gildan’s Management’s Discussion and Analysis and its unaudited condensed interim consolidated financial statements for the three months ended April 3, 2016 available at http://www1.gildan.com/corporate/IR/quarterlyReports.cfm , which will be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission.

Certain minor rounding variances may exist between the condensed interim consolidated financial statements and the table summaries contained in this press release.

Supplemental Financial Data

CONSOLIDATED FINANCIAL DATA (UNAUDITED)

(in US$ millions, except per share amounts	Three months ended
or otherwise indicated)	April 3, 2016	April 5, 2015	Variation (%)
Net sales	593.3	636.2	(6.7)%
Gross profit	156.4	139.9	11.8%
SG&A expenses	79.2	77.1	2.7%
Operating income	70.3	61.4	14.5%
Adjusted operating income(1)	77.1	62.9	22.6%
Adjusted EBITDA(1)	111.8	92.2	21.3%
Net earnings	63.2	56.0	12.9%
Adjusted net earnings(1)	69.0	57.5	20.0%

Diluted EPS	0.26	0.23	13.0%
Adjusted diluted EPS(1)	0.28	0.24	16.7%

Gross margin	26.4%	22.0%	4.4 pp
SG&A expenses as a percentage of sales	13.3%	12.1%	1.2 pp
Operating margin	11.8%	9.6%	2.2 pp
Adjusted operating margin(1)	13.0%	9.9%	3.1 pp

Cash flows used in operating activities	(20.5)	(25.1)	(18.3)%
Free cash flow(1)	(58.4)	(108.0)	(45.9)%

As at	April 3, 2016	January 3, 2016
Inventories	861.9	851.0
Trade accounts receivable	434.3	306.1
Net indebtedness(1)	530.5	324.3
(1) Please refer to "Non-GAAP Financial Measures" in this press release.

SEGMENTED FINANCIAL DATA (UNAUDITED)

	Three months ended
(in US$ millions)	April 3, 2016	April 5, 2015	Variation (%)
Segmented net sales:
Printwear	392.1	431.3	(9.1)%
Branded Apparel	201.2	204.9	(1.8)%
Total net sales	593.3	636.2	(6.7)%
Segment operating income:
Printwear	85.2	84.0	1.4%
Branded Apparel	14.9	2.2	n.m.
Total segment operating income	100.1	86.2	16.1%
Corporate and other(1)	(29.8)	(24.8)	20.2%
Total operating income	70.3	61.4	14.5%
n.m. = not meaningful
(1) Includes corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets, excluding software.

Non-GAAP Financial Measures
This press release includes references to certain non-GAAP financial measures as described below. These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below.

Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses, income taxes and depreciation and amortization and excludes the impact of restructuring and acquisition-related costs. The Company uses adjusted EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended
(in U.S.$ millions)	April 3, 2016	April 5, 2015
Net earnings	63.2	56.0
Restructuring and acquisition-related costs	6.8	1.5
Depreciation and amortization	34.7	29.4
Financial expenses, net	4.9	2.9
Income tax expense	2.2	2.4
Adjusted EBITDA	111.8	92.2

Adjusted operating income and adjusted operating margin
Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs. Adjusted operating margin is calculated as adjusted operating income divided by net sales. Management uses adjusted operating income and adjusted operating margin to measure our performance from one period to the next, without the variation caused by the impacts of the items described above. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends` in our business performance. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended
(in U.S.$ millions)	April 3, 2016	April 5, 2015
Operating income	70.3	61.4
Adjustment for:
Restructuring and acquisition-related costs	6.8	1.5
Adjusted operating income	77.1	62.9

Operating margin	11.8%	9.6%
Adjusted operating margin	13.0%	9.9%

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, net of related income tax recoveries. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended
(in U.S.$ millions, except per share amounts)	April 3, 2016	April 5, 2015
Net earnings	63.2	56.0
Adjustments for:
Restructuring and acquisition-related costs	6.8	1.5
Income tax recovery on restructuring and acquisition-related costs	(1.0)	-
Adjusted net earnings	69.0	57.5
Basic EPS	0.26	0.23
Diluted EPS	0.26	0.23
Adjusted diluted EPS	0.28	0.24

Free cash flow
Free cash flow is defined as cash from operating activities, less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and performance of its business, because it shows how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. The Company believes this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

	Three months ended
(in U.S.$ millions)	April 3, 2016	April 5, 2015
Cash flows used in operating activities	(20.5)	(25.1)
Cash flows used in investing activities	(37.9)	(186.3)
Adjustment for:
Business acquisition	-	103.4
Free cash flow	(58.4)	(108.0)

Total indebtedness and Net indebtedness
Total indebtedness is defined as the total bank indebtedness and long-term debt (including any current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents. The Company considers total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

(in U.S.$ millions)	April 3, 2016	January 3, 2016
Long-term debt and total indebtedness	584.0	375.0
Cash and cash equivalents	(53.5)	(50.7)
Net indebtedness	530.5	324.3

Caution concerning forward-looking statements
Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions, including, without limitation, our expectation with regards to net sales, unit volume growth, net selling prices, product-mix, cotton costs, manufacturing efficiencies, capital expenditures, manufacturing cost savings from capital investments, selling, general and administrative expenses, operating margins, income tax rate, earnings per share, free cash flow, the economic environment, inflation and retail market conditions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments” and “Risks and uncertainties” sections of the Company’s Management’s Discussion and Analysis for the three-month period ended April 3, 2016 and for the fiscal year ended January 3, 2016 for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

•
our ability to implement our growth strategies and plans, including achieving market share gains, obtaining and successfully introducing new sales programs, implementing new product introductions, increasing capacity, implementing cost reduction initiatives, and completing and successfully integrating acquisitions;

•	the intensity of competitive activity and our ability to compete effectively;
•	adverse changes in general economic and financial conditions globally or in one or more of the markets we serve;
•	our reliance on a small number of significant customers;
•	the fact that our customers do not commit contractually to minimum quantity purchases;
•	our ability to anticipate, identify or react to changes in consumer preferences and trends;
•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;
•	our dependence on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;
•	the impact of climate, political, social and economic risks in the countries in which we operate or from which we source production;
•
disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics and other unforeseen adverse events;

•	changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•	compliance with applicable environmental, tax, trade, employment, health and safety, anti-corruption, privacy and other laws and regulations in the jurisdictions in which we operate;
•
operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;

•	adverse changes in third party licensing arrangements and licensed brands;
•	our ability to protect our intellectual property rights;
•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•
negative publicity as a result of actual, alleged or perceived violations of labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•	our dependence on key management and our ability to attract and/or retain key personnel;
•	changes to and failure to comply with consumer product safety laws and regulations;

•	changes in accounting policies and estimates;
•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices;
•	the adverse impact of any current or future legal and regulatory actions; and
•	an actual or perceived breach of data security.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

About Gildan
Gildan is a leading supplier of quality branded basic family apparel, including T-shirts, fleece, sport shirts, underwear, socks, hosiery, and shapewear. The Company sells its products under a diversified portfolio of company-owned brands, including the Gildan®, Gold Toe®, Anvil® and Comfort Colors® brands and brand extensions, as well as the Secret®, Silks® and Therapy Plus™ brands. The Company also has the U.S. sock license for Under Armour®, and licenses for the Mossy Oak® and New Balance® brands. The Company distributes its products in printwear markets in the U.S. and Canada, as well as in Europe, Asia-Pacific and Latin America. The Company also markets its products to a broad spectrum of retailers primarily in the U.S. and Canada. The Company also manufactures for select leading global athletic and lifestyle consumer brands.

Gildan owns and operates vertically-integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean Basin and the United States, and are strategically positioned to efficiently service the quick replenishment needs of its customers in the printwear and retail markets. Gildan has over 42,000 employees worldwide and is committed to industry-leading labour and environmental practices at all of its facilities. More information about the Company and its corporate citizenship practices and initiatives can be found at its corporate websites www.gildan.com and www.genuinegildan.com, respectively.

Investor inquiries:
Sophie Argiriou
(514) 343-8815
sargiriou@gildan.com

Media inquiries:
Genevieve Gosselin
514) 343-8814
ggosselin@gildan.com